UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

LodgeNet Interactive Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

540211109

(CUSIP Number)

January 12, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
☒	Rule 13d-1(c)
[	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,579,226
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,579,226
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,226
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 522,351
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 522,351
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 603,503
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 603,503
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12.	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,705,080
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,705,080
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,705,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12.	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,705,080
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,705,080
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,705,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 1 is filed with respect to the shares of the common stock, having $.01 par value (the “Common Stock”), of LodgeNet Interactive Corporation (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 22, 2010 and amends and supplements the Schedule 13G filed on October 5, 2009 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Master Fund Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”).
Item	4	Ownership
4(a)	Amount beneficially owned:

The Domestic Fund individually beneficially owns 1,579,226 shares of Common Stock, consisting of: (i) 1,066,528 shares of Common Stock and (ii) preferred stock convertible into 512,698 shares of Common Stock.

The QP Fund individually beneficially owns 522,351 shares of Common Stock, consisting of: (i) 360,446 shares of Common Stock and (ii) preferred stock convertible into 161,905 shares of Common Stock.

The Offshore Fund individually beneficially owns 603,503 shares of Common Stock, consisting of: (i) 418,318 shares of Common Stock and (ii) preferred stock convertible into 185,185 shares of Common Stock.

BH Management beneficially owns the shares of Common Stock owned by the Domestic Fund, QP Fund and Offshore Fund.

Mr. Chappell is deemed to beneficially own the 2,705,080 shares of Common Stock beneficially owned by BH Management.

Collectively, the Reporting Persons beneficially own 2,705,080 shares of Common Stock.

4(b)	Percent of Class:

Domestic Fund individually beneficially owns 1,579,226 shares of Common Stock representing 6.9% of the outstanding Common Stock.

QP Fund individually beneficially owns 522,351 shares of Common Stock representing 2.3% of the outstanding Common Stock.

Offshore Fund individually beneficially owns 603,503 shares of Common Stock representing 2.7% of the outstanding Common Stock.

BH Management beneficially owns 2,705,080 shares of Common Stock owned by the Domestic Fund, QP Fund and the Offshore Fund representing 11.6% of the outstanding Common Stock.

Mr. Chappell beneficially owns the 2,705,080 shares of Common Stock collectively beneficially owned by BH Management representing 11.6% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 2,705,080 shares of Common Stock representing 11.6% of the outstanding Common Stock.

4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)	shared power to vote or to direct the vote:

Domestic Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of the 1,579,226 shares of Common Stock individually beneficially owned by the Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of the 522,351 shares of Common Stock individually beneficially owned by the QP Fund.

Offshore Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of the 603,503 shares of Common Stock individually beneficially owned by the Offshore Fund.

(iii)	sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	shared power to dispose or to direct the disposition of:

Domestic Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 1,579,226 shares of Common Stock individually beneficially owned by the Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 522,351 shares of Common Stock individually beneficially owned by the QP Fund.

Offshore Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 603,503 shares of Common Stock individually beneficially owned by the Offshore Fund.

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: January 22, 2010	BLACK HORSE CAPITAL LP

By: Black Horse Capital Management LLC

As General Partner

By: /s/ Dale Chappell

Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP

By: Black Horse Capital Management LLC

As General Partner

By: /s/ Dale Chappell

Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By: /s/ Dale Chappell

Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By: /s/ Dale Chappell

Dale Chappell, Managing Member

/s/ Dale Chappell

Dale Chappell